UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Longleaf Partners Fund Presentation

Firm Overview

Year Founded	1975
Location	Memphis, TN (Headquarters), London, Tokyo & Singapore
Staff	56 employees
Assets Under Management (3/31/10)	$33.5 billion
US large cap equities *(limited capacity)*	$17.6 billion (Longleaf Partners Fund $8.4 billion)
US small cap equities *(closed)*	$2.7 billion (Longleaf Partners Small-Cap Fund $2.7 billion)
International equities	$2.9 billion (Longleaf Partners International Fund $2.1 billion)
Global equities	$10.3 billion
Ownership Structure	Independent; 100% employee owned
Partnership Investing	Longleaf Partners Funds are sole public equity vehicle for employees; Employees are largest Longleaf shareholder group
Investment Discipline	Value oriented; long time horizon; concentrated; bottom-up
Target Return	Inflation + 10%
Portfolio Management	Research driven team approach

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Representative Separate Account Client List

Corporate Retirement Plans

American Airlines
Bhs
Cable & Wireless
Cox Enterprises
DSG
EDS
General Mills
Kellogg Company
Lloyd's Register
Lloyds TSB
Lonza America
National Australia Group
National Grid USA
Nestle
Northern Foods
Northrop Grumman
Ormet
Pactiv
Parker Hannifin
Pearson Group Pension
Rollins
Smurfit-Stone
Stagecoach

Academic Institutions

Amherst College
Allegheny College
Claremont McKenna College
Cornell University
Georgia Tech
Grinnell College
Groton School
Hamilton College
Syracuse University
Temple University
University of Colorado
University of Nebraska
University of Pennsylvania
University of Pittsburgh
University of Rochester
Wellesley College

Foundations and Nonprofit Institutions

American Legacy Foundation
American Museum of Natural History
American Psychological Association
Carnegie Institution of Washington
Dana-Farber Cancer Institute
Muriel Kauffman Foundation
The Andrew W. Mellon Foundation
The Church Pension Fund
The Nature Conservancy
The New York Public Library
Yawkey Foundation

Clients on the list consist of separate institutional equity accounts representative of each category as of 3/31/10. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services it provides.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Research/Portfolio Management Team

Research Analysts/Fund Portfolio Managers

Mason Hawkins, CFA (CEO)	Memphis
Staley Cates, CFA (Dir. of Research)	Memphis
Brandon Arrindell	Memphis
Scott Cobb	London
Jason Dunn, CFA	Memphis
Ross Glotzbach, CFA	Memphis
Lowry Howell, CFA	Memphis
Manish Sharma	Singapore
Josh Shores, CFA	London
Ken Siazon	Singapore/Tokyo

Client Portfolio Managers

Jim Barton, CFA	Memphis
Lee Harper	Memphis
Peter Montgomery	Memphis
Gwin Myerberg	London
John Owen	Memphis
Gary Wilson, CFA	Memphis

See appendix for full biographies.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Investment Philosophy Superior long term investment performance can be achieved when financially strong, competitively entrenched, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth. •Stocks represent ownership in a business enterprise. •Every business enterprise has a value. •With analytical work corporate worth can be determined. When we buy stocks at significant discounts to their corporate worth: •It protects capital from significant loss over the long-term. •It allows for large reward when the value is recognized. 5

Security Selection Criteria Good Business •Understandable •Financially Sound •Competitive Advantages •Pricing Power •Generates Free Cash Flow which will grow Good People •Honorable and Trustworthy •Capable Operators •Capable Capital Allocators •Shareholder-oriented •Proper Incentives Good Price 60% or Less of Intrinsic Value where appraisals are determined by: •Present Value of Future FCF •Current Liquidation Value •Comparable Business Sales 6

Investment = Safety of Principal + Adequate Return Value or Price per share $80 $70 $60 $50 $40 $30 $20 $10 12% Growth of Corporate Intrinsic Value/Share 29% Compound Annual Return Market Price/Share Year 1 Year 2 Year 3 Year 4 Year 5 Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. 12% value growth results from numerous factors, including: FCF coupon, revenue growth, margin growth, share repurchases, tax benefits, etc. This chart does not reflect the performance of any particular security. 7

Sell Discipline 1. Price reaches appraisal and no margin of safety remains 2. The portfolio’s risk/return profile can be substantially improved, e.g. replace a business selling at 80% of its worth with an equally attractive company at 40% of its value 3. Future earnings power becomes severely impaired by threats to its business 4. Management is not capable of building shareholder value and efforts to find new leadership would likely be unsuccessful or too costly 8

Research Process # of companies Participants 4,000 + Worldwide Universe: Market Caps over $500 million 2,000 Understandable Business with Individual Reasonable Economics & Structure analyst More in-depth 400 Apparent Undervaluation valuation by analyst with team input 40 Undervaluation with Team debates case Good Business/People 2+ analysts scrutinize management We spend over 80% of our time on this part of the process Portfolio 20 Team decides Investments 9

Risk Management Southeastern defines risk primarily as the possibility of permanent capital loss. Our investment process and portfolio management are designed to minimize this risk. Individual Investments • Pay 60% of intrinsic value to ensure a wide margin of safety • Own competitively advantaged companies • Partner with high quality management • Own financially sound companies • Invest for the long-term (turnover averages 20%) • Research team makes decisions • Devil’s Advocate role Portfolio Construction • Concentrate in 18-22 most qualified names for adequate diversification • Manage portfolio exposure: — Normal position size 5% with occasional overweights — Stock ownership typically <15% — 3 name limit in same industry • Hold cash if no qualifying investments • Comply with individual client guidelines • Research team decides firm-wide changes • Client portfolio managers monitor individual portfolios in real time 10

Competitive Advantages 1. Time Horizon: We assess a company’s value based on a conservative view of the next 7 years, and our average holding period is 5 years. Being patient, independent, personally vested analysts enables us to capitalize on price dislocations due to short-term uncertainties. 2. Valuation: We know how to appraise companies. Our valuations anchor our investment process. 3. Price discipline: We demand a significant discount from intrinsic value to provide a margin of safety when we purchase a stock. We expect to pay no more than 60% of our appraisal. 4. Concentration: We invest in the most qualified 20 to 25 businesses, and follow those companies and their managements closely. Holding a limited number of financially strong, competitively entrenched businesses at a discount has lower risk than owning a large number of inferior businesses at higher prices. 5. Client-Partnership: We align our interests with our clients’ by investing our capital alongside theirs. 6. Management-Partnership: We will buy a new business only after meeting senior management and/or scrutinizing their personal and business backgrounds. 7. Corporate contacts: We have a 30-year network of contacts across numerous companies and boards whom we call on to assess our prospective management-partners. 8. Continuity: The team approach to portfolio decisions and the tenure of the team’s members ensure the continuity of the investment disciplines employed for over three decades. 9. Independence: We are 100% employee owned. As owner operators, we make objective, long-term investment decisions that aim to minimize risk, take advantage of short-term price fluctuations, and generate high absolute returns. 11

Longleaf Partners Fund Information Top 10 Holdings at 3/31/10 DIRECTV 9.6% Dell 7.6% Chesapeake Energy 7.2% Walt Disney 7.1% Yum! Brands 6.2% Pioneer Natural Resources 5.8% NipponKoa Insurance 4.7% Liberty Media Interactive 4.7% Cemex 4.6% Philips 4.2% Portfolio Details at 3/31/10 IPO 4/8/87 Assets $8.4 billion # of Securities 18 YTD Expense ratio 0.91% YTD Turnover 4.5% Wtd. market cap $21.6 billion Symbol LLPFX Net Asset Value $25.75 12

Longleaf Partners Fund Performance

Periods ending 3/31/10, net of fees

Cumulative Total Return

	1 year	5 years	10 years	15 years	20 years	IPO (4/8/87)
LLPF	**67.7%**	**2.9%**	**89.6%**	**271.6%**	**719.5%**	**1022.3%**
S&P 500	49.8%	10.0%	-6.4%	206.5%	426.2%	579.8%
Inflation +10%	12.3%	79.3%	225.5%	481.1%	984.4%	1537.4%

Annualized Return

	1 year	5 years	10 years	15 years	20 years	IPO (4/8/87)
LLPF	**67.7%**	**0.6%**	**6.6%**	**9.2%**	**11.1%**	**11.1%**
S&P 500	49.8%	1.9%	-0.7%	7.8%	8.7%	8.7%
Inflation +10%	12.3 %	12.4%	12.4%	12.5%	12.7%	12.9%

In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Historic numbers include periods in which the Fund used currency hedging as an investment strategy. Between the third quarter 2009 and early 2010, the use of currency hedging as a routine investment strategy was ceased. Please call 800-445-9469 or view Longleaf's website www.longleafpartners.com for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Fund.

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Longleaf Partners Fund Performance

Yearly Performance, net of fees as of 3/31/10

Year	Net	S&P 500	Year	Net	S&P 500	Year	Net	S&P 500
1987*	-13.00%	-13.30%	1995	27.50%	37.60%	2003	34.80%	28.70%
1988	35.20%	16.60%	1996	21.00%	23.00%	2004	7.10%	10.90%
1989	23.30%	31.70%	1997	28.30%	33.40%	2005	3.60%	4.90%
1990	-16.40%	-3.10%	1998	14.30%	28.60%	2006	21.60%	15.80%
1991	39.20%	30.50%	1999	2.20%	21.00%	2007	-0.40%	5.50%
1992	20.50%	7.60%	2000	20.60%	-9.10%	2008	-50.60%	-37.00%
1993	22.20%	10.10%	2001	10.30%	-11.90%	2009	53.60%	26.50%
1994	9.00%	1.30%	2002	-8.30%	-22.10%	YTD	6.9%	5.4%

**Partial year, initial public offering 4/8/87*

Average annual total returns for the Fund and its respective benchmark for the one, five, and ten year period ended March 31,2010 are as follows: LLPF, 67.7%,0.6%, and 6.6%; S&P 500 Index,49.8%,1.9%, and -0.7%. Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Current performance may be lower or higher than the performance quoted herein. Historic numbers include periods in which the Fund used currency hedging as an investment strategy. Between the third quarter 2009 and early 2010, the use of currency hedging as a routine investment strategy was ceased. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 800-445-9469 or view (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Fund.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Appendix — Biographies Research Analysts/Fund Portfolio Managers O. Mason Hawkins, CFA Chairman and Chief Executive Officer Southeastern since 1975. 1974-75, Director of Research, First Tennessee Investment Management, Memphis. 1972-73, Director of Research, Atlantic National Bank, Jacksonville. Past President, Memphis Society of Financial Analysts, 1983 B.A. (Finance) University of Florida, 1970 M.B.A. (Finance) University of Georgia, 1971 G. Staley Cates, CFA President Southeastern since 1986. 1986, Research Associate, Morgan, Keegan & Company, Memphis. B.B.A. (Finance) University of Texas, 1986 T. Scott Cobb Vice President Southeastern since 2006. Based in London. 2004-2006 Smith, Salley & Associates, Greensboro. 2000-2004 Private Investor, Chapel Hill. 1995-2000 CST Investments, LLC, Memphis. B.A. (History) University of Memphis, 1997 M.A. (Theological Studies) Covenant Theological Seminary, 1999 Jason E. Dunn, CFA Vice President Southeastern since 1997. B. A. (Business & Economics) Rhodes College, 1999 15

Appendix — Biographies Research Analysts/Fund Portfolio Managers Continued Ross Glotzbach, CFA Vice President Southeastern since 2004. 2003-2004, Corporate Finance Analyst, Stephens Inc., Little Rock. B.A. (Economics) Princeton University, 2003 Ken Ichikawa Siazon Vice President Southeastern since 2006. Based in Singapore/Tokyo. 1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong. 1994-1997, JP Morgan, Hong Kong, New York. 1990-1992, Ford Motor Company, Tokyo. 1989-1990, Fuji Bank, Tokyo. B.S. (Systems Engineering) University of Virginia, 1989 M.B.A. Harvard Business School, 1994 Lowry H. Howell, CFA Analyst Southeastern since 2006. 2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg. Equity Analyst, Associate Vice President, Southern Capital Advisors, 1995-2000, Memphis. B.A. (Finance) Rhodes College, 1995 M.S. (Accounting) Rhodes College, 1996 16

Appendix — Biographies Research Analysts/Fund Portfolio Managers Continued Josh Shores, CFA Analyst Southeastern since 2007. Based in London. 2004-2007, Smith, Salley & Associates, Greensboro. 2002-2004, Franklin Street Partners, Chapel Hill. B.A. (Philosophy & Religious Studies) University of North Carolina, 2002 Brandon Arrindell Junior Analyst Southeastern since 2010. 2008-2009, Investment Banking Analyst, Morgan Stanley, New York. B.A. (Economics) Harvard College, 2008 Manish Sharma Junior Analyst Southeastern since 2010. Based in Singapore. 2009, Equity Research Intern, State Bank of India, Mumbai. 2008, Equity Research Intern, Weitz Funds, Omaha. 2008, Equity Research Intern, MFS Investment Management, London. 2006-2007, Senior Manager, American Express, New York. 2003-2006, Senior Analyst, Capital One Finance, Boise. B. Tech. (Mechanical Engineering) Indian Institute of Technology, 2000 M.S. (Mechanical Engineering) Michigan State University, 2003 M.B.A. University of Chicago, 2009 17

Appendix - Biographies

Client Portfolio Managers

Jim Barton, Jr., CFA **Vice President**
Southeastern since 1998.
1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwig burg, Germany.
B.A. (History) Dartmouth College, 1989

Lee B. Harper **Vice President**
Southeastern since 1993.
1989-1993, Consultant, IBM, Memphis.
1985-1987, Business Analyst, McKinsey & Company, Atlanta.
B.A. (History, Communications) University of Virginia, 1985
M.B.A. Harvard Business School, 1989

Gary M. Wilson, CFA **Vice President**
Southeastern since 2002.
1998-2002, Business Development, Citigroup, Tokyo.
B.A. (History) Colgate University, 1992
MA (International Economics) Johns Hopkins School of Advanced International Studies, 1998

Peter T. Montgomery **Associate**
Southeastern since 2010.
2006-2010, Senior Relationship Manager, Private Capital Management, Naples.
1997-2005, Relationship Manager, Trusco Capital Management, Atlanta.
B.S./B.A. (Economics) Western Carolina University, 1994
M.B.A. (Finance) Georgia State University, 2002

SOUTHEASTERN ASSET MANAGEMENT, INC.®
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Appendix — Biographies Client Portfolio Managers Continued Gwin Myerberg Associate Southeastern since 2008. Based in London. 2006-2008, Investor Relations, Thales Fund Management, New York. 2004-2006, Investor Relations, Twinfields Capital Management, Greenwich, CT. 2003-2004, Consultant, Deloitte and Touche, New York. B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia, 2003 John R. Owen, Jr. Associate Southeastern since 2010. 2006-2010, Account Manager, DeMarche Associates, Inc., Kansas City, MO. 2004-2006, Manager, Georgia-Carolina Manufacturing Co., Augusta, GA. 2001-2004, Analyst, Willamette Management Associates, Atlanta, GA. B.S. (Management) Georgia Institute of Technology, 2001 19

Contact Information US Address UK Address Southeastern Asset Management, Inc. Southeastern Asset Management 6410 Poplar Avenue, Suite 900 International (UK) Limited Memphis, TN 38119 37 Upper Brook Street 901-761-2474 (phone) London W1K 7PR +44 (0) 20 7478 9000 (phone) Contacts Contacts Jim Barton jbarton@llpf.com Gwin Myerberg gmyerberg@llpf.com Lee Harper lharper@llpf.com Peter Montgomery pmontgomery@llpf.com John Owen jowen@llpf.com Gary Wilson gwilson@llpf.com Website www.longleafpartners.com 20

Longleaf Partners Small-Cap Fund

Firm Overview

Year Founded	1975
Location	Memphis, TN (Headquarters), London, Tokyo & Singapore
Staff	56 employees
Assets Under Management (3/31/10)	$33.5 billion
US large cap equities *(limited capacity)*	$17.6 billion (Longleaf Partners Fund $8.4 billion)
US small cap equities *(closed)*	$2.7 billion (Longleaf Partners Small-Cap Fund $2.7 billion)
International equities	$2.9 billion (Longleaf Partners International Fund $2.1 billion)
Global equities	$10.3 billion
Ownership Structure	Independent; 100% employee owned
Partnership Investing	Longleaf Partners Funds are sole public equity vehicle for employees; Employees are largest Longleaf shareholder group
Investment Discipline	Value oriented; long time horizon; concentrated; bottom-up
Target Return	Inflation + 10%
Portfolio Management	Research driven team approach

SOUTHEASTERN ASSET MANAGEMENT, INC.®
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Representative Separate Account Client List

Corporate Retirement Plans

American Airlines
Bhs
Cable & Wireless
Cox Enterprises
DSG
EDS
General Mills
Kellogg Company
Lloyd's Register
Lloyds TSB
Lonza America
National Australia Group
National Grid USA
Nestle
Northern Foods
Northrop Grumman
Ormet
Pactiv
Parker Hannifin
Pearson Group Pension
Rollins
Smurfit-Stone
Stagecoach

Academic Institutions

Amherst College
Allegheny College
Claremont McKenna College
Cornell University
Georgia Tech
Grinnell College
Groton School
Hamilton College
Syracuse University
Temple University
University of Colorado
University of Nebraska
University of Pennsylvania
University of Pittsburgh
University of Rochester
Wellesley College

Foundations and Nonprofit Institutions

American Legacy Foundation
American Museum of Natural History
American Psychological Association
Carnegie Institution of Washington
Dana-Farber Cancer Institute
Muriel Kauffman Foundation
The Andrew W. Mellon Foundation
The Church Pension Fund
The Nature Conservancy
The New York Public Library
Yawkey Foundation

Clients on the list consist of separate institutional equity accounts representative of each category as of 3/31/10. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services it provides.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Research/Portfolio Management Team

Research Analysts/Fund Portfolio Managers

Mason Hawkins, CFA (CEO)	Memphis
Staley Cates, CFA (Dir. of Research)	Memphis
Brandon Arrindell	Memphis
Scott Cobb	London
Jason Dunn, CFA	Memphis
Ross Glotzbach, CFA	Memphis
Lowry Howell, CFA	Memphis
Manish Sharma	Singapore
Josh Shores, CFA	London
Ken Siazon	Singapore/Tokyo

Client Portfolio Managers

Jim Barton, CFA	Memphis
Lee Harper	Memphis
Peter Montgomery	Memphis
Gwin Myerberg	London
John Owen	Memphis
Gary Wilson, CFA	Memphis

See appendix for full biographies.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Investment Philosophy Superior long term investment performance can be achieved when financially strong, competitively entrenched, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth. •Stocks represent ownership in a business enterprise. •Every business enterprise has a value. •With analytical work corporate worth can be determined. When we buy stocks at significant discounts to their corporate worth: •It protects capital from significant loss over the long-term. •It allows for large reward when the value is recognized. 5

Security Selection Criteria Good Business •Understandable •Financially Sound •Competitive Advantages •Pricing Power •Generates Free Cash Flow which will grow Good People •Honorable and Trustworthy •Capable Operators •Capable Capital Allocators •Shareholder-oriented •Proper Incentives Good Price 60% or Less of Intrinsic Value where appraisals are determined by: •Present Value of Future FCF •Current Liquidation Value •Comparable Business Sales 6

Investment = Safety of Principal + Adequate Return Value or Price per share $80 $70 $60 $50 $40 $30 $20 $10 12% Growth of Corporate Intrinsic Value/Share 29% Compound Annual Return Market Price/Share Year 1 Year 2 Year 3 Year 4 Year 5 Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. 12% value growth results from numerous factors, including: FCF coupon, revenue growth, margin growth, share repurchases, tax benefits, etc. This chart does not reflect the performance of any particular security. 7

Sell Discipline 1. Price reaches appraisal and no margin of safety remains 2. The portfolio’s risk/return profile can be substantially improved, e.g. replace a business selling at 80% of its worth with an equally attractive company at 40% of its value 3. Future earnings power becomes severely impaired by threats to its business 4. Management is not capable of building shareholder value and efforts to find new leadership would likely be unsuccessful or too costly 8

Research Process # of companies Participants 4,000 + Worldwide Universe: Market Caps over $500 million 2,000 Understandable Business with Individual Reasonable Economics & Structure analyst More in-depth 400 Apparent Undervaluation valuation by analyst with team input 40 Undervaluation with Team debates case Good Business/People 2+ analysts scrutinize management We spend over 80% of our time on this part of the process Portfolio 20 Team decides Investments 9

Risk Management Southeastern defines risk primarily as the possibility of permanent capital loss. Our investment process and portfolio management are designed to minimize this risk. Individual Investments • Pay 60% of intrinsic value to ensure a wide margin of safety • Own competitively advantaged companies • Partner with high quality management • Own financially sound companies • Invest for the long-term (turnover averages 20%) • Research team makes decisions • Devil’s Advocate role Portfolio Construction • Concentrate in 18-22 most qualified names for adequate diversification • Manage portfolio exposure: — Normal position size 5% with occasional overweights — Stock ownership typically <15% — 3 name limit in same industry • Hold cash if no qualifying investments • Comply with individual client guidelines • Research team decides firm-wide changes • Client portfolio managers monitor individual portfolios in real time 10

Competitive Advantages 1. Time Horizon: We assess a company’s value based on a conservative view of the next 7 years, and our average holding period is 5 years. Being patient, independent, personally vested analysts enables us to capitalize on price dislocations due to short-term uncertainties. 2. Valuation: We know how to appraise companies. Our valuations anchor our investment process. 3. Price discipline: We demand a significant discount from intrinsic value to provide a margin of safety when we purchase a stock. We expect to pay no more than 60% of our appraisal. 4. Concentration: We invest in the most qualified 20 to 25 businesses, and follow those companies and their managements closely. Holding a limited number of financially strong, competitively entrenched businesses at a discount has lower risk than owning a large number of inferior businesses at higher prices. 5. Client-Partnership: We align our interests with our clients’ by investing our capital alongside theirs. 6. Management-Partnership: We will buy a new business only after meeting senior management and/or scrutinizing their personal and business backgrounds. 7. Corporate contacts: We have a 30-year network of contacts across numerous companies and boards whom we call on to assess our prospective management-partners. 8. Continuity: The team approach to portfolio decisions and the tenure of the team’s members ensure the continuity of the investment disciplines employed for over three decades. 9. Independence: We are 100% employee owned. As owner operators, we make objective, long-term investment decisions that aim to minimize risk, take advantage of short-term price fluctuations, and generate high absolute returns. 11

Longleaf Partners Small-Cap Fund Information Top 10 Holdings at 3/31/10 tw telecom 9.9% Pioneer Natural Resources 7.9% Fair Isaac 6.8% Fairfax Financial 6.7% Dillard’s 6.1% Service Corp International 4.9% Wendy’s/Arby’s 4.6% Washington Post 4.6% Texas Industries 4.5% DineEquity 4.4% Portfolio Details at 3/31/10 IPO 2/21/89 Assets $2.7 billion # of Securities 19 YTD Expense ratio 0.94% YTD Turnover 3.9% Wtd. market cap $3.3 billion Symbol LLSCX Net Asset Value $24.15 12

Longleaf Partners Small-Cap Fund Performance

Periods ending 3/31/10, net of fees

Cumulative Total Return

	1 year	5 years	10 years	15 years	IPO (2/21/89)
LLSC	**79.3%**	**26.7%**	**157.4%**	**455.4%**	**717.4%**
Russell 2000	62.8%	18.0%	43.6%	218.0%	489.7%
Inflation +10	12.3%	79.3%	222.5%	481.1%	1182.9%

Annualized Return

	1 year	5 years	10 years	15 years	IPO (2/21/89)
LLSC	**79.3%**	**4.8%**	**9.9%**	**12.1%**	**10.5%**
Russell 2000	62.8%	3.4%	3.7%	8.0%	8.8%
Inflation +10	12.3%	12.4%	12.4%	12.5%	12.9%

This material should be preceded or accompanied by a Prospectus. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged Russell 2000 Index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Small-Cap Fund.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Longleaf Partners Small-Cap Fund Performance

Yearly Performance, net of fees as of 3/31/10

Year	Net	Russell 2000	Year	Net	Russell 2000
1989*#	25.5%	10.6%	2000	12.8%	-3.0%
1990*	-30.1%	-19.5%	2001	5.5%	2.5%
1991*	26.3%	46.0%	2002	-3.7%	-20.5%
1992	6.9%	18.4%	2003	43.9%	47.3%
1993	19.8%	18.9%	2004	14.8%	18.3%
1994	3.7%	-1.8%	2005	10.8%	4.6%
1995	18.6%	28.5%	2006	22.3%	18.4%
1996	30.6%	16.5%	2007	2.8%	-1.6%
1997	29.0%	22.4%	2008	-43.9%	-33.8%
1998	12.7%	-2.6%	2009	49.3%	27.2%
1999	4.1%	21.3%	YTD	10.9%	8.9%

 # Partial year, initial public offering on 2/21/89 – 12/31/89

**From public offering through 3/31/91, Fund was managed by a different portfolio manager.*

This material should be preceded or accompanied by a Prospectus. Average annual total returns for the Longleaf Partners Small-Cap Fund and its respective benchmark for the one, five, and ten year period ended March 31,2010 are as follows: Longleaf Partners Small-Cap Fund,79.3%, 4.8%, and 9.9%; Russell 2000 Index, 62.8%, 3.4%, and 3.7%. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged Russell 2000 Index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Small-Cap Fund.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Appendix — Biographies Research Analysts/Fund Portfolio Managers O. Mason Hawkins, CFA Chairman and Chief Executive Officer Southeastern since 1975. 1974-75, Director of Research, First Tennessee Investment Management, Memphis. 1972-73, Director of Research, Atlantic National Bank, Jacksonville. Past President, Memphis Society of Financial Analysts, 1983 B.A. (Finance) University of Florida, 1970 M.B.A. (Finance) University of Georgia, 1971 G. Staley Cates, CFA President Southeastern since 1986. 1986, Research Associate, Morgan, Keegan & Company, Memphis. B.B.A. (Finance) University of Texas, 1986 T. Scott Cobb Vice President Southeastern since 2006. Based in London. 2004-2006 Smith, Salley & Associates, Greensboro. 2000-2004 Private Investor, Chapel Hill. 1995-2000 CST Investments, LLC, Memphis. B.A. (History) University of Memphis, 1997 M.A. (Theological Studies) Covenant Theological Seminary, 1999 Jason E. Dunn, CFA Vice President Southeastern since 1997. B. A. (Business & Economics) Rhodes College, 1999 15

Appendix — Biographies Research Analysts/Fund Portfolio Managers Continued Ross Glotzbach, CFA Vice President Southeastern since 2004. 2003-2004, Corporate Finance Analyst, Stephens Inc., Little Rock. B.A. (Economics) Princeton University, 2003 Ken Ichikawa Siazon Vice President Southeastern since 2006. Based in Singapore/Tokyo. 1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong. 1994-1997, JP Morgan, Hong Kong, New York. 1990-1992, Ford Motor Company, Tokyo. 1989-1990, Fuji Bank, Tokyo. B.S. (Systems Engineering) University of Virginia, 1989 M.B.A. Harvard Business School, 1994 Lowry H. Howell, CFA Analyst Southeastern since 2006. 2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg. Equity Analyst, Associate Vice President, Southern Capital Advisors, 1995-2000, Memphis. B.A. (Finance) Rhodes College, 1995 M.S. (Accounting) Rhodes College, 1996 16

Appendix — Biographies Research Analysts/Fund Portfolio Managers Continued Josh Shores, CFA Analyst Southeastern since 2007. Based in London. 2004-2007, Smith, Salley & Associates, Greensboro. 2002-2004, Franklin Street Partners, Chapel Hill. B.A. (Philosophy & Religious Studies) University of North Carolina, 2002 Brandon Arrindell Junior Analyst Southeastern since 2010. 2008-2009, Investment Banking Analyst, Morgan Stanley, New York. B.A. (Economics) Harvard College, 2008 Manish Sharma Junior Analyst Southeastern since 2010. Based in Singapore. 2009, Equity Research Intern, State Bank of India, Mumbai. 2008, Equity Research Intern, Weitz Funds, Omaha. 2008, Equity Research Intern, MFS Investment Management, London. 2006-2007, Senior Manager, American Express, New York. 2003-2006, Senior Analyst, Capital One Finance, Boise. B. Tech. (Mechanical Engineering) Indian Institute of Technology, 2000 M.S. (Mechanical Engineering) Michigan State University, 2003 M.B.A. University of Chicago, 2009 17

Appendix - Biographies

Client Portfolio Managers

Jim Barton, Jr., CFA — **Vice President**
Southeastern since 1998.
1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwig burg, Germany.
B.A. (History) Dartmouth College, 1989

Lee B. Harper — **Vice President**
Southeastern since 1993.
1989-1993, Consultant, IBM, Memphis.
1985-1987, Business Analyst, McKinsey & Company, Atlanta.
B.A. (History, Communications) University of Virginia, 1985
M.B.A. Harvard Business School, 1989

Gary M. Wilson, CFA — **Vice President**
Southeastern since 2002.
1998-2002, Business Development, Citigroup, Tokyo.
B.A. (History) Colgate University, 1992
MA (International Economics) Johns Hopkins School of Advanced International Studies, 1998

Peter T. Montgomery — **Associate**
Southeastern since 2010.
2006-2010, Senior Relationship Manager, Private Capital Management, Naples.
1997-2005, Relationship Manager, Trusco Capital Management, Atlanta.
B.S./B.A. (Economics) Western Carolina University, 1994
M.B.A. (Finance) Georgia State University, 2002

SOUTHEASTERN ASSET MANAGEMENT, INC.®
18

Appendix — Biographies Client Portfolio Managers Continued Gwin Myerberg Associate Southeastern since 2008. Based in London. 2006-2008, Investor Relations, Thales Fund Management, New York. 2004-2006, Investor Relations, Twinfields Capital Management, Greenwich, CT. 2003-2004, Consultant, Deloitte and Touche, New York. B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia, 2003 John R. Owen, Jr. Associate Southeastern since 2010. 2006-2010, Account Manager, DeMarche Associates, Inc., Kansas City, MO. 2004-2006, Manager, Georgia-Carolina Manufacturing Co., Augusta, GA. 2001-2004, Analyst, Willamette Management Associates, Atlanta, GA. B.S. (Management) Georgia Institute of Technology, 2001 19

Contact Information US Address Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900 Memphis, TN 38119 901-761-2474 (phone) UK Address Southeastern Asset Management International (UK) Limited 37 Upper Brook Street London W1K 7PR +44 (0) 20 7478 9000 (phone) Contacts Jim Barton jbarton@llpf.com Lee Harper lharper@llpf.com Peter Montgomery pmontgomery@llpf.com John Owen jowen@llpf.com Gary Wilson gwilson@llpf.com Website www.longleafpartners.com 20

Longleaf Partners International Fund Presentation

Firm Overview

Year Founded	1975
Location	Memphis, TN (Headquarters), London, Tokyo & Singapore
Staff	56 employees
Assets Under Management (3/31/10)	$33.5 billion
US large cap equities *(limited capacity)*	$17.6 billion (Longleaf Partners Fund $8.4 billion)
US small cap equities *(closed)*	$2.7 billion (Longleaf Partners Small-Cap Fund $2.7 billion)
International equities	$2.9 billion (Longleaf Partners International Fund $2.1 billion)
Global equities	$10.3 billion
Ownership Structure	Independent; 100% employee owned
Partnership Investing	Longleaf Partners Funds are sole public equity vehicle for employees; Employees are largest Longleaf shareholder group
Investment Discipline	Value oriented; long time horizon; concentrated; bottom-up
Target Return	Inflation + 10%
Portfolio Management	Research driven team approach

SOUTHEASTERN ASSET MANAGEMENT, INC.®

2

Representative Separate Account Client List

Corporate Retirement Plans

American Airlines
Bhs
Cable & Wireless
Cox Enterprises
DSG
EDS
General Mills
Kellogg Company
Lloyd's Register
Lloyds TSB
Lonza America
National Australia Group
National Grid USA
Nestle
Northern Foods
Northrop Grumman
Ormet
Pactiv
Parker Hannifin
Pearson Group Pension
Rollins
Smurfit-Stone
Stagecoach

Academic Institutions

Amherst College
Allegheny College
Claremont McKenna College
Cornell University
Georgia Tech
Grinnell College
Groton School
Hamilton College
Syracuse University
Temple University
University of Colorado
University of Nebraska
University of Pennsylvania
University of Pittsburgh
University of Rochester
Wellesley College

Foundations and Nonprofit Institutions

American Legacy Foundation
American Museum of Natural History
American Psychological Association
Carnegie Institution of Washington
Dana-Farber Cancer Institute
Muriel Kauffman Foundation
The Andrew W. Mellon Foundation
The Church Pension Fund
The Nature Conservancy
The New York Public Library
Yawkey Foundation

Clients on the list consist of separate institutional equity accounts representative of each category as of 3/31/10. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services it provides.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Research/Portfolio Management Team

Research Analysts/Fund Portfolio Managers

Mason Hawkins, CFA (CEO)	Memphis
Staley Cates, CFA (Dir. of Research)	Memphis
Brandon Arrindell	Memphis
Scott Cobb	London
Jason Dunn, CFA	Memphis
Ross Glotzbach, CFA	Memphis
Lowry Howell, CFA	Memphis
Manish Sharma	Singapore
Josh Shores, CFA	London
Ken Siazon	Singapore/Tokyo

Client Portfolio Managers

Jim Barton, CFA	Memphis
Lee Harper	Memphis
Peter Montgomery	Memphis
Gwin Myerberg	London
John Owen	Memphis
Gary Wilson, CFA	Memphis

See appendix for full biographies.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

4

Investment Philosophy Superior long term investment performance can be achieved when financially strong, competitively entrenched, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth. •Stocks represent ownership in a business enterprise. •Every business enterprise has a value. •With analytical work corporate worth can be determined. When we buy stocks at significant discounts to their corporate worth: •It protects capital from significant loss over the long-term. •It allows for large reward when the value is recognized. 5

Security Selection Criteria Good Business •Understandable •Financially Sound •Competitive Advantages •Pricing Power •Generates Free Cash Flow which will grow Good People •Honorable and Trustworthy •Capable Operators •Capable Capital Allocators •Shareholder-oriented •Proper Incentives Good Price 60% or Less of Intrinsic Value where appraisals are determined by: •Present Value of Future FCF •Current Liquidation Value •Comparable Business Sales 6

Investment = Safety of Principal + Adequate Return Value or Price per share $80 $70 $60 $50 $40 $30 $20 $10 12% Growth of Corporate Intrinsic Value/Share 29% Compound Annual Return Market Price/Share Year 1 Year 2 Year 3 Year 4 Year 5 Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. 12% value growth results from numerous factors, including: FCF coupon, revenue growth, margin growth, share repurchases, tax benefits, etc. This chart does not reflect the performance of any particular security. 7

Sell Discipline 1. Price reaches appraisal and no margin of safety remains 2. The portfolio’s risk/return profile can be substantially improved, e.g. replace a business selling at 80% of its worth with an equally attractive company at 40% of its value 3. Future earnings power becomes severely impaired by threats to its business 4. Management is not capable of building shareholder value and efforts to find new leadership would likely be unsuccessful or too costly 8

Research Process # of companies Participants 4,000 + Worldwide Universe: Market Caps over $500 million 2,000 Understandable Business with Individual Reasonable Economics & Structure analyst More in-depth 400 Apparent Undervaluation valuation by analyst with team input 40 Undervaluation with Team debates case Good Business/People 2+ analysts scrutinize management We spend over 80% of our time on this part of the process Portfolio 20 Team decides Investments

Risk Management Southeastern defines risk primarily as the possibility of permanent capital loss. Our investment process and portfolio management are designed to minimize this risk. Individual Investments • Pay 60% of intrinsic value to ensure a wide margin of safety • Own competitively advantaged companies • Partner with high quality management • Own financially sound companies • Invest for the long-term (turnover averages 20%) • Research team makes decisions • Devil’s Advocate role Portfolio Construction • Concentrate in 18-22 most qualified names for adequate diversification • Manage portfolio exposure: — Normal position size 5% with occasional overweights — Stock ownership typically <15% — 3 name limit in same industry • Hold cash if no qualifying investments • Comply with individual client guidelines • Research team decides firm-wide changes • Client portfolio managers monitor individual portfolios in real time 10

Competitive Advantages 1. Time Horizon: We assess a company’s value based on a conservative view of the next 7 years, and our average holding period is 5 years. Being patient, independent, personally vested analysts enables us to capitalize on price dislocations due to short-term uncertainties. 2. Valuation: We know how to appraise companies. Our valuations anchor our investment process. 3. Price discipline: We demand a significant discount from intrinsic value to provide a margin of safety when we purchase a stock. We expect to pay no more than 60% of our appraisal. 4. Concentration: We invest in the most qualified 20 to 25 businesses, and follow those companies and their managements closely. Holding a limited number of financially strong, competitively entrenched businesses at a discount has lower risk than owning a large number of inferior businesses at higher prices. 5. Client-Partnership: We align our interests with our clients’ by investing our capital alongside theirs. 6. Management-Partnership: We will buy a new business only after meeting senior management and/or scrutinizing their personal and business backgrounds. 7. Corporate contacts: We have a 30-year network of contacts across numerous companies and boards whom we call on to assess our prospective management-partners. 8. Continuity: The team approach to portfolio decisions and the tenure of the team’s members ensure the continuity of the investment disciplines employed for over three decades. 9. Independence: We are 100% employee owned. As owner operators, we make objective, long-term investment decisions that aim to minimize risk, take advantage of short-term price fluctuations, and generate high absolute returns. 11

Longleaf Partners International Fund Information Top 10 Holdings at 3/31/10 NipponKoa Insurance 8.3% Fairfax Financial Holdings 8.1% Accor 7.9% Cheung Kong 7.8% ACS Actividades 6.4% Genting Berhad 6.0% Hochtief AG 5.0% Yum!Brands 4.9% Olympus 4.8% Willis Group 4.8% Portfolio Details at 3/31/10 IPO 10/26/98 Assets $2.2 billion # of Securities 18 YTD Expense ratio 1.4% YTD Turnover 6% Wtd. market cap $12.9 billion Symbol LLINX Net Asset Value $13.94 12

International Equity Performance

Longleaf Partners International Fund performance for periods ending 3/31/10, net of fees

	Cumulative Total Return				Annualized Return			
				IPO				IPO
	1 year	5 years	10 years	(10/26/98)	1 year	5 years	10 years	(10/26/98)
LLIN	**48.3%**	**13.1%**	**105.3%**	**184.2%**	**48.3%**	**2.5%**	**7.5%**	**9.6%**
MSCI EAFE	54.4%	20.2%	13.5%	57.3%	54.4%	3.8%	1.3%	4.1%
Inflation + 10%	12.3%	79.3%	225.5%	288.1%	12.3%	12.4%	12.4%	12.6%

The average annual total returns of Longleaf Partners International Fund (LLIN) are net of fees and include changes in principal value, reinvested dividends and capital gains distributions. Performance does not reflect taxes that a shareholder would pay on distributions or share redemptions. The MSCI EAFE Index(EAFE) shows dividends and distributions reinvested. In 1998, EAFE was available only at month-end; therefore, we use EAFE's value at 10/31/98 to calculate EAFE performance since public offering. EAFE is unmanaged and unhedged. Historic numbers include periods in which LLIN used currency hedging as an investment strategy. Between the third quarter 2009 and early 2010, the use of currency hedging as a routine investment strategy was ceased. Past performance cannot guarantee future results, fund prices fluctuate and redeemed shares may be higher or lower than their purchase price. Separately managed international accounts will perform differently. Current performance of LLIN may be higher or lower than the performance shown. Call 800-445-9469 or view www.longleafpartners.com for the most recent performance or for the Funds' Prospectus, which contains investment objectives, management fees, expenses, and risks. Read the Prospectus carefully before investing.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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International Equity Performance

Longleaf Partners International Fund Yearly Performance, net of fees as of 3/31/10

Year	Net	MSCI EAFE
1998*	9.0%	10.9%
1999	24.4%	27.0%
2000	25.9%	-14.1%
2001	10.5%	-21.4%
2002	-16.5%	-15.9%
2003	41.5%	38.6%
2004	10.2%	20.3%
2005	12.9%	13.5%
2006	17.1%	26.3%
2007	15.3%	11.2%
2008	-39.6%	-43.4%
2009	23.2%	31.8%
YTD	2.1%	0.9%

**Partial year, initial public offering 10/26/98*

Average annual total returns for the Longleaf Partners International Fund (LLIN) and its benchmark for the one, five, and ten year period ended March 31, 2010 are as follows: LLIN, 48.3%, 2.5%, 7.5%; EAFE, 54.4%, 3.8%, 1.3%. Fund returns and those of the unmanaged and unhedged index include reinvested dividends and distributions, but do not reflect the deduction of taxes. In 1998, EAFE was available only at month-end; therefore, we use EAFE's value at 10/31/98 to calculate EAFE performance since public offering. Historic numbers include periods in which LLIN used currency hedging as an investment strategy. Between the third quarter 2009 and early 2010, the use of currency hedging as a routine investment strategy was ceased. Past performance cannot guarantee future results, fund prices fluctuate and redeemed shares may be higher or lower than their purchase price. Current performance of LLIN may be higher or lower than the performance shown. Call 800-445-9469 or view www.longleafpartners.com for the most recent performance or for the Funds' Prospectus, which contains investment objectives, management fees, expenses, and risks. Read the Prospectus carefully before investing.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

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Appendix — Biographies Research Analysts/Fund Portfolio Managers O. Mason Hawkins, CFA Chairman and Chief Executive Officer Southeastern since 1975. 1974-75, Director of Research, First Tennessee Investment Management, Memphis. 1972-73, Director of Research, Atlantic National Bank, Jacksonville. Past President, Memphis Society of Financial Analysts, 1983 B.A. (Finance) University of Florida, 1970 M.B.A. (Finance) University of Georgia, 1971 G. Staley Cates, CFA President Southeastern since 1986. 1986, Research Associate, Morgan, Keegan & Company, Memphis. B.B.A. (Finance) University of Texas, 1986 T. Scott Cobb Vice President Southeastern since 2006. Based in London. 2004-2006 Smith, Salley & Associates, Greensboro. 2000-2004 Private Investor, Chapel Hill. 1995-2000 CST Investments, LLC, Memphis. B.A. (History) University of Memphis, 1997 M.A. (Theological Studies) Covenant Theological Seminary, 1999 Jason E. Dunn, CFA Vice President Southeastern since 1997. B. A. (Business & Economics) Rhodes College, 1999 15

Appendix — Biographies Research Analysts/Fund Portfolio Managers Continued Ross Glotzbach, CFA Vice President Southeastern since 2004. 2003-2004, Corporate Finance Analyst, Stephens Inc., Little Rock. B.A. (Economics) Princeton University, 2003 Ken Ichikawa Siazon Vice President Southeastern since 2006. Based in Singapore/Tokyo. 1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong. 1994-1997, JP Morgan, Hong Kong, New York. 1990-1992, Ford Motor Company, Tokyo. 1989-1990, Fuji Bank, Tokyo. B.S. (Systems Engineering) University of Virginia, 1989 M.B.A. Harvard Business School, 1994 Lowry H. Howell, CFA Analyst Southeastern since 2006. 2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg. 1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis. B.A. (Finance) Rhodes College, 1995 M.S. (Accounting) Rhodes College, 1996 16

Appendix — Biographies Research Analysts/Fund Portfolio Managers Continued Josh Shores, CFA Analyst Southeastern since 2007. Based in London. 2004-2007, Smith, Salley & Associates, Greensboro. 2002-2004, Franklin Street Partners, Chapel Hill. B.A. (Philosophy & Religious Studies) University of North Carolina, 2002 Brandon Arrindell Junior Analyst Southeastern since 2010. 2008-2009, Investment Banking Analyst, Morgan Stanley, New York. B.A. (Economics) Harvard College, 2008 Manish Sharma Junior Analyst Southeastern since 2010. Based in Singapore. 2009, Equity Research Intern, State Bank of India, Mumbai. 2008, Equity Research Intern, Weitz Funds, Omaha. 2008, Equity Research Intern, MFS Investment Management, London. 2006-2007, Senior Manager, American Express, New York. 2003-2006, Senior Analyst, Capital One Finance, Boise. B. Tech. (Mechanical Engineering) Indian Institute of Technology, 2000 M.S. (Mechanical Engineering) Michigan State University, 2003 M.B.A. University of Chicago, 2009 17

Appendix - Biographies

Client Portfolio Managers

Jim Barton, Jr., CFA — **Vice President**
Southeastern since 1998.
1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwig burg, Germany.
B.A. (History) Dartmouth College, 1989

Lee B. Harper — **Vice President**
Southeastern since 1993.
1989-1993, Consultant, IBM, Memphis.
1985-1987, Business Analyst, McKinsey & Company, Atlanta.
B.A. (History, Communications) University of Virginia, 1985
M.B.A. Harvard Business School, 1989

Gary M. Wilson, CFA — **Vice President**
Southeastern since 2002.
1998-2002, Business Development, Citigroup, Tokyo.
B.A. (History) Colgate University, 1992
MA (International Economics) Johns Hopkins School of Advanced International Studies, 1998

Peter T. Montgomery — **Associate**
Southeastern since 2010.
2006-2010, Senior Relationship Manager, Private Capital Management, Naples.
1997-2005, Relationship Manager, Trusco Capital Management, Atlanta.
B.S./B.A. (Economics) Western Carolina University, 1994
M.B.A. (Finance) Georgia State University, 2002

SOUTHEASTERN ASSET MANAGEMENT, INC.®
18

Appendix — Biographies Client Portfolio Managers Continued Gwin Myerberg Associate Southeastern since 2008. Based in London. 2006-2008, Investor Relations, Thales Fund Management, New York. 2004-2006, Investor Relations, Twinfields Capital Management, Greenwich, CT. 2003-2004, Consultant, Deloitte and Touche, New York. B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia, 2003 John R. Owen, Jr. Associate Southeastern since 2010. 2006-2010, Account Manager, DeMarche Associates, Inc., Kansas City, MO. 2004-2006, Manager, Georgia-Carolina Manufacturing Co., Augusta, GA. 2001-2004, Analyst, Willamette Management Associates, Atlanta, GA. B.S. (Management) Georgia Institute of Technology, 2001 19

Contact Information US Address UK Address Southeastern Asset Management, Inc. Southeastern Asset Management 6410 Poplar Avenue, Suite 900 International (UK) Limited Memphis, TN 38119 37 Upper Brook Street 901-761-2474 (phone) London W1K 7PR +44 (0) 20 7478 9000 (phone) Contacts Jim Barton jbarton@llpf.com Lee Harper lharper@llpf.com Peter Montgomery pmontgomery@llpf.com John Owen jowen@llpf.com Gary Wilson gwilson@llpf.com Contacts Gwin Myerberg gmyerberg@llpf.com Website www.longleafpartners.com 20

March 31, 2010
Longleaf Partners Fund
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied for 34 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners Fund seeks long-term capital growth by investing primarily in a limited number of mid and large cap companies believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 56 employees and manages over $33 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-1 charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will continue our efforts to enhance shareholder services.

•	We will communicate with our investment partners as candidly as possible.

Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com

Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com
All data as of 3/31/10
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
PORTFOLIO COMPOSITION

Equities	83%
Bonds	2%
Cash & Other	15%

Total	100%
AVERAGE ANNUAL PERFORMANCE — as of 3/31/10

	1 Year	5 Years	10 Years	20 Years
Longleaf Partners Fund	67.7%	0.6%	6.6%	11.1%
S&P 500 Index	49.8%	1.9%	(0.7)%	8.7%
Inflation + 10%	12.3%	12.4%	12.4%	12.7%
LONGLEAF PARTNERS FUND PROFILE

Initial Public Offering:	4/8/87

Net Assets:	$8,416 million

YTD Expense Ratio:	0.91%; No loads, 12b-1, exit or performance fees

YTD Turnover:	5%

Investment Suitability:	Appropriate for investors with a time horizon over 5 years

Symbol & Cusip:	LLPFX; 54306910-8

Net Asset Value:	$24.09
TOP TEN HOLDINGS — 18 Total Holdings in Fund

DIRECTV	satellite broadcaster	9.6%
Dell	information technology	7.6%
Chesapeake Energy	natural gas exploration & production	7.2%
Walt Disney	entertainment and broadcasting	7.1%
Yum! Brands	franchisor/owner-Taco Bell, KFC, Pizza Hut	6.2%
Pioneer Natural Resources	oil & gas exploration & production	5.8%
NipponKoa	Japanese non-life insurance	4.7%
Liberty Media Interactive	tv, internet, & catalog retail	4.7%
Cemex	cement company	4.6%
Philips	electronics, medical, & lighting	4.2%

	Total	61.7%
PERFORMANCE — Yearly Returns

1988	35.2%
1989	23.3%
1990	(16.4)%
1991	39.2%
1992	20.5%
1993	22.2%
1994	9.0%
1995	27.5%
1996	21.0%
1997	28.3%
1998	14.3%
1999	2.2%
2000	20.6%
2001	10.3%
2002	(8.3)%
2003	34.8%
2004	7.1%
2005	3.6%
2006	21.6%
2007	(0.4)%
2008	(50.6)%
2009	53.6%
Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call (800) 445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Between the third quarter 2009 and early 2010, the use of currency hedging as an investment strategy was ceased. Fund returns and those of the unmanaged S&P 500 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price.

March 31, 2010
Longleaf Partners Small-Cap Fund
closed to new investors
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied for 34 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners Small-Cap Fund seeks long-term capital growth by investing primarily in a limited number of small companies believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 56 employees and manages over $33 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-1 charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will continue our efforts to enhance shareholder services.

•	We will communicate with our investment partners as candidly as possible.

Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com

Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com
All data as of 3/31/10
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
PORTFOLIO COMPOSITION

Equities	93%
Cash & Other	7%

Total	100%
AVERAGE ANNUAL PERFORMANCE — as of 3/31/10

	1 Year	5 Years	10 Years	20 Years

Longleaf Partners Small-Cap Fund	79.3%	4.8%	9.9%	12.1%
Russell 2000 Index	62.8%	3.4%	3.7%	8.0%
Inflation + 10%	12.3%	12.4%	12.4%	12.5%
SMALL-CAP FUND PROFILE

Initial Public Offering:	2/21/89; closed to new investors
Net Assets:	$2,709 million
YTD Expense Ratio:	0.94%; No loads, 12b-1, exit or performance fees
YTD Turnover:	4%
Investment Suitability:	Appropriate for investors with a time horizon over 5 years
Symbol & Cusip:	LLSCX; 54306920-7
Net Asset Value:	$21.77
TOP TEN HOLDINGS — 19 Total Holdings in Fund

tw telecom	telecommunications provider	9.9%
Pioneer Natural Resources	oil &gas exploration & production	7.9%
Fair Isaac	credit scoring software	6.8%
Fairfax Financial Holdings	property /casualty insurance	6.7%
Dillard’s	department store retailer	6.1%
Service Corp International	funeral home/cemetery operator	4.9%
Wendy’s/Arby’s	fast food restaurant operator	4.6%
Washington Post	education & media	4.6%
Texas Industries	construction materials	4.5%
DineEquity	developer/franchisor of restaurants	4.4%

	Total	60.4%
PERFORMANCE — Yearly Returns

1989*[1]	21.5%
1990*	(30.1)%
1991*	26.3%
1992	6.9%
1993	19.8%
1994	3.6%
1995	18.6%
1996	30.6%
1997	29.0%
1998	12.7%
1999	4.1%
2000	12.8%
2001	5.5%
2002	(3.7)%
2003	43.9%
2004	14.8%
2005	10.8%
2006	22.3%
2007	2.8%
2008	(43.9)%
2009	49.3%

[1]	Partial year, initial public offering on 2/21/89-12/31/89.

*	From public offering through 3/31/91 Fund was managed by a different portfolio manager
Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged Russell 2000 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than purchase price.

March 31, 2010
Longleaf Partners International Fund
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied for 34 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners International Fund seeks long-term capital growth by investing primarily in a limited number of foreign companies of all sizes believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 56 employees and manages over $33 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-1 charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will continue our efforts to enhance shareholder services.

•	We will communicate with our investment partners as candidly as possible.

Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com

Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com
All data as of 3/31/10
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
PORTFOLIO COMPOSITION

Equities & Forwards	96%
Cash & Other	4%

Total	100%
AVERAGE ANNUAL PERFORMANCE — as of 3/31/10

	One Year	Five Years	Ten Years
Longleaf Partners International Fund	48.3%	2.5%	7.5%
MS EAFE Index	54.4%	3.8%	1.3%
Inflation + 10%	12.3%	12.4%	12.4%
INTERNATIONAL FUND PROFILE

Initial Public Offering:	10/26/98
Net Assets:	$2,145 million
YTD Expense Ratio:	1.37%; No loads, 12b-1, exit or performance fees
YTD Turnover:	6%
Investment Suitability:	Appropriate for investors with a time horizon over 5 years
Symbol & Cusip:	LLINX; 54306940-5
Net Asset Value:	$13.66
TOP TEN HOLDINGS — 18 Total Holdings in Fund

NipponKoa Insurance	non-life insurance	8.3%
Fairfax Financial Holdings	property/casualty insurance	8.1%
Accor	corporate services & hotels	7.9%
Cheung Kong	ports, real estate, & telecom	7.8%
ACS Actividades	construction, infrastructure & energy	6.4%
Genting Berhad	casino operator	6.0%
Hochtief AG	global infrastructure construction	5.0%
Yum! Brands	franchisor/owner-Taco Bell, KFC, Pizza Hut	4.9%
Olympus	medical imaging & cameras	4.8%
Willis Group	insurance broker	4.8%

	Total	64.0%
COUNTRY WEIGHTINGS

	Equity	Net Assets
Japan	30.0%	28.6%
US	10.2%	9.7%
Canada	8.5%	8.1%
France	8.3%	7.9%
Hong Kong	8.1%	7.7%
Spain	6.7%	6.4%
Malaysia	6.2%	6.0%

	Equity	Net Assets
Germany	5.2%	5.0%
Ireland	5.0%	4.8%
Mexico	4.8%	4.6%
Netherlands	3.9%	3.7%
UK	3.1%	2.9%

Total	100%	95%
Cash/Other	N/A	5%
PERFORMANCE — Yearly Returns

1998*	9.0%
1999	24.4%
2000	25.9%
2001	10.5%
2002	(16.5)%
2003	41.5%
2004	10.2%
2005	12.9%
2006	17.1%
2007	15.3%
2008	(39.6)%
2009	23.2%

*	Partial year, initial public offering 10/26/98
All returns and those of the unmanaged and unhedged index include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted. Please call (800) 445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Historic numbers include periods in which the Funds used currency hedging as an investment strategy. Between the third quarter 2009 and early 2010, the use of currency hedging as an investment strategy was ceased. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price.

LONGLEAF PARTNERS FUNDS ®

QUARTERLY REPORT
at March 31, 2010

PARTNERS FUND
SMALL-CAP FUND
INTERNATIONAL FUND

MANAGED BY:
SOUTHEASTERN ASSET MANAGEMENT, INC.®
Memphis, TN

Cautionary Statement

One of Longleaf’s “Governing Principles” is that “we will communicate with our investment partners as candidly as possible,” because we believe our shareholders benefit from understanding our investment philosophy and approach. Our views and opinions regarding the investment prospects of our portfolio holdings and Funds are “forward looking statements” which may or may not be accurate over the long term. While we believe we have a reasonable basis for our appraisals and we have confidence in our opinions, actual results may differ materially from those we anticipate. Information provided in this report should not be considered a recommendation to purchase or sell any particular security.

You can identify forward looking statements by words like “believe,” “expect,” “anticipate,” or similar expressions when discussing prospects for particular portfolio holdings and/or one of the Funds. We cannot assure future results and achievements. You should not place undue reliance on forward looking statements, which speak only as of the date of this report. We disclaim any obligation to update or alter any forward looking statements, whether as a result of new information, future events, or otherwise. This material must be preceded or accompanied by a Prospectus. Please read the Prospectus carefully for a discussion of fees, expenses, and risks. Current performance may be lower or higher than the performance quoted herein. You may obtain a current copy of the Prospectus or more current performance information by calling (800) 445-9469 or at Longleaf’s website (www.longleafpartners.com).

The price-to-value ratio (“P/V”) is a calculation that compares the prices of the stocks in a portfolio to Southeastern’s appraisal of their intrinsic values. P/V represents a single data point about a Fund, and should not be construed as something more. We caution our shareholders not to give this calculation undue weight. P/V alone tells nothing about:

•	The quality of the businesses we own or the managements that run them;
•	The cash held in the portfolio and when that cash will be invested;
•	The range or distribution of individual P/V’s that comprise the average; and
•	The sources of and changes in the P/V.

When all of the above information is considered, the P/V is a useful tool to gauge the attractiveness of a Fund’s potential opportunity. It does not, however, tell when that opportunity will be realized, nor does it guarantee that any particular company’s price will ever reach its value. We remind our shareholders who want to find a single silver bullet of information that investments are rarely that simple. To the extent an investor considers P/V in assessing a Fund’s return opportunity, the limits of this tool should be considered along with other factors relevant to each investor.

© 2010 Longleaf Partners Funds Trust. All Rights Reserved.
LONGLEAF, LONGLEAF PARTNERS FUNDS and the pine cone logo are registered trademarks of Longleaf Partners Funds Trust. SOUTHEASTERN ASSET MANAGEMENT, INC. is a registered trademark.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

TO OUR SHAREHOLDERS:

Each Longleaf Partners Fund outperformed its respective market index in the first quarter, and the Partners and Small-Cap Funds also exceeded our annual absolute goal of inflation plus 10%. Most of the three month returns were generated in March. Market volatility continued, giving us the opportunity to add to several names when prices fell in late January and February, and to scale back or sell positions when stock prices rose in early January and again in March. Over the last year each Fund has materially exceeded our absolute goal of inflation plus 10%.

	Cumulative Returns through March 31, 2010(3)
	Since IPO		20 Year	10 Year	5 Year	1 Year	YTD

Partners Fund (4/8/87 IPO)	1022.3%		719.5%	89.6%	2.9%	67.7%	6.9%
S&P 500 Index	579.8	(1)	426.2	(6.4)	10.0	49.8	5.4

Small-Cap Fund (2/21/89 IPO)	717.4		607.6	157.4	26.7	79.3	10.9
Russell 2000 Index	489.7		453.1	43.6	18.0	62.8	8.9

International Fund (10/26/98 IPO)	184.2		NA	105.3	13.1	48.3	2.1
EAFE Index	57.3	(1)	NA	13.5	20.2	54.4	0.9

Inflation plus 10%	(2)		984.4	222.5	79.3	12.3	2.7

(1)	During the inception year, the S&P 500 Index and the EAFE Index were available at month-end only; therefore, the S&P 500 Index value at 3-31-87 and the EAFE Index value at 10-31-98 were used to calculate performance since inception.

(2)	Inflation plus 10% since inception for the Partners, Small-Cap and International Funds was 1537.4%, 1182.9% and 288.1%, respectively.

(3)	Average annual returns for the periods ended March 31, 2010 follow:

	Since IPO(1)	20 Year	10 Year	5 Year	1 Year

Partners Fund	11.1%	11.1%	6.60%	0.6%	67.7%
S&P 500 Index	8.7	8.7	(0.7)	1.9	49.8

Small-Cap Fund	10.5	10.3	9.9	4.8	79.3
Russell 2000 Index	8.8	8.9	3.7	3.4	62.8

International Fund	9.6	NA	7.5	2.5	48.3
EAFE Index	4.1	NA	1.3	3.8	54.4

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

We have emerged from the seventh and worst bear market in Southeastern’s history. Unique to the 2008 meltdown was the availability of so many best-in-class industry leaders at severely discounted prices. As we wrote in the third quarter of 2008, “the Funds hold the highest quality businesses in Southeastern’s history.” We have noted that the corporate managements at our holdings are the best collective group of partners with whom we have co-invested. The competitive advantages of our companies have grown, and our management partners’ abilities have been demonstrated more clearly over the last eighteen months. In addition to superior qualitative characteristics, the Funds’ quantitative attractiveness is equally strong. We believe the return opportunity that remains in the Funds even following the appreciation over the last year is substantial.

•	The price-to-value ratios for all three Funds are in the low to mid-60%s, below our long-term averages.
•	The return opportunity could be much higher than our P/Vs imply because our current appraisals are calculated assuming low secular growth from a depressed 2009. If the cyclical economic recovery is normal, our value assessments will prove to be low.
•	Appraisal acceleration is likely to be greater than in previous post-recession periods due to the substantial cost cuts that occurred at our companies. Modest top line increases will generate much larger free cash flow gains due to the operating leverage.
•	Meaningful cash on hand combined with growing free cash flow coupons will enable our owner-operator partners to make capital allocation decisions that will further build value and/or return more capital to shareholders.
•	Market participants and asset allocators remain skeptical of U.S. and developed non-U.S. equities as measured by the direction of fund flows into fixed income, emerging markets, and alternatives over the last 15 months. A great deal of liquidity sits on the sidelines. These observations do not pertain to our appraisals, but do imply that prices within our universe have not been driven by speculation but predominantly by fundamental improvements at our companies.

We find that many investors currently have little interest in hearing about our company valuations, P/V ratios, the great businesses we own, or the terrific managements with whom we have partnered. This lack of interest in our fundamental research corresponds with ongoing macro concerns. Many believe that another shoe will drop from government intervention, monetary and fiscal policy mismanagement, a second leg to the recession, or some combination of these. Didn’t 2008 show that

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

such negative macro scenarios will overwhelm our appraisals and our “margin of safety?”

The investment case for the Longleaf Funds outweighs macro concerns for several reasons:

•	These macro predictions appear adequately discounted. We submit that they are baked into prices because so many investors share the same concerns. The magnitude of 2008 stock market declines was extremely anomalous, especially compared to previous bear markets associated with severe economic downturns, wars, or double-digit inflation. Prices reacted far more negatively than the recession’s meaningful impact on companies.
•	We are not oblivious, however, to potential negative macro scenarios as evidenced by our investments. Core holdings such as DIRECTV, tw telecom, Yum, Fairfax, and Genting were “battle-tested” in the first leg of the recession and demonstrated their ability to hold up if recession recurs. The majority of our companies have pricing power which would protect them in an inflationary scenario, and many would be net beneficiaries of inflation.
•	The dread scenarios could actually help some of our holdings. If governments remain interventionist, then intervention will probably expand infrastructure spending, benefitting Cemex, Texas Industries, ACS, and Hochtief. If the U.S. government gets serious about energy policy and its relationship to national security, Chesapeake’s natural gas and Pioneer’s domestic oil will gain additional advantage. Weak capital markets would impair marginal insurance underwriters, eliminate industry capacity and likely push pricing higher, thus helping our insurance broker and company holdings.

The fact that value-based bottom-up investing is taking a back seat to macro issues at this particular time is ironic for two reasons. First, even though our appraisals looked academic and irrelevant in 2008, those intrinsic values were the entire reason for holding onto our best ideas, and they served as the navigational guide or “North Star” in an extremely stormy environment. Those very same values have been the basis for our substantial rebound in 2009 and early 2010 because intrinsic worth has begun to win out (as it usually does.) Second, the mathematical probability of our current appraisals being too high is meaningfully lower than it was in 2007 because of the mark downs we made to reflect the recession. Adjusting values down further from today’s levels, even with a second leg to the recession or with inflation pushing up bond yields and discount rates, would be like stepping off the curb instead of falling off the building. So far in 2010, our appraisals have actually surprised strongly to the upside.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

We continue to find new opportunities around the globe. We added a new Small-Cap name in the first quarter and have begun buying two new non-U.S. names as well as one domestic one since the start of April. The Partners Fund’s cash reserves are approaching 20%. We patiently are waiting to invest when the prices of our existing holdings and/or on-deck names come our way, or we find a new opportunity.

We are grateful to our partners in the Funds. We believe your commitment will continue to pay off for years to come.

Sincerely,

O. Mason Hawkins	G. Staley Cates
Chairman & CEO	President
Southeastern Asset Management, Inc.	Southeastern Asset Management, Inc.

Intentionally Left Blank

Partners Fund
MANAGEMENT DISCUSSION

Longleaf Partners Fund rose 6.9% in the first quarter, outperforming the S&P Index’s 5.4% return as well as our absolute annual goal of inflation plus 10%. These results added to the long-term cumulative performance of the Fund.

	Cumulative Returns at March 31, 2010
	Inception	20 Year	15 Year	10 Year

Partners Fund	1022.3%	719.5%	271.6%	89.6%
S&P 500 Index	579.8	426.2	206.5	(6.4)
Inflation plus 10%	1537.4	984.4	481.1	222.5

Please see page 8 for additional performance information.

During the quarter the market was volatile. Price fluctuations enabled productive trading within the Fund. Through the first two months of the quarter we added to several of the Fund’s most discounted names such as Cemex and Yum, and we were able to increase our underweighted positions in Aon and Intercontinental Hotels. By the end of March, this incremental buying showed gains. With the market’s moves later in the quarter we also scaled back positions including DirecTV, Philips, and Liberty Interactive. We sold Berkshire Hathaway as the company’s entry into the S&P 500 Index in the quarter pushed the stock up over 20%, approaching our appraisal. In the short year that we owned Berkshire, the Fund realized a 54% gain. In some ways we regret that the price reached appraisal so quickly as our sell discipline forced us to end our brief partnership with one of our most admired corporate partners.

Most names contributed positively in the quarter. Liberty Interactive and its primary holding, QVC, have emerged from the downturn much better than traditional retailers, as evidenced by the 25+% operating cash flow growth announced in the first quarter. The company also continued to simplify its structure, most recently transferring its stake in Live Nation Entertainment to Liberty Capital in exchange for an equivalently valued net amount of cash and debt obligations. After gaining almost 250% in 2009, the stock added another 41% in the quarter. Pioneer Natural Resources was the other large contributor, gaining 17% over the last three months following an almost 200% rally in 2009. Management has worked with the board, including the three independent directors whom Southeastern nominated last year, to take steps to grow and realize the value of the company’s valuable oil and gas assets. The company’s strong position in the Eagle Ford Shale has gained attention as drilling results are proving progressively better, and comparable land is selling well above Pioneer’s cost.

Cemex and Chesapeake were among the few stocks in the portfolio that retreated in the quarter. The 33% decline in natural gas prices was the primary culprit in Chesapeake’s 8% retreat. Management continues to preserve, increase, and monetize

Partners Fund
MANAGEMENT DISCUSSION

shareholder value. They have done a number of VPPs at attractive prices, and at the outset of the quarter, the company sold 25% of its Barnett reserves at a price that both affirmed and grew our appraisal. The company has hedged over half of its 2010 production at nearly twice today’s gas price. Chesapeake remains one of the most discounted names in the portfolio in spite of management’s successful capital allocation and operating decisions.

Cemex fell 14% in the quarter. The company reported disappointing earnings, and stimulus funding may not impact the industry’s revenues this year as had been anticipated. Non-residential construction in the U.S., one of Cemex’s primary markets, continues to decline. These short-term challenges are reflected in both our appraisal and the stock price. Meanwhile, the company remains a dominant provider in the global cement business and has incredible assets in its aggregates division. Debt obligations are manageable, and our management partners are proven owner-operators. When infrastructure spending and real estate development pick up, Cemex’s value should rise at a fast pace given the operating and financial leverage in the business.

Cash reserves have risen either as names have approached our appraisal, and we have sold, or as positions that have done particularly well have become overweight, and we have scaled them. While we have two new investments that we would like to own, the trading desk is waiting for price to reach our limit on one, and we are completing due diligence on the other. The P/V ratio in the Fund remains in the mid-60%s, below the long-term average. Finding qualifying investments to buy will further lower the P/V. We are working toward this end, but being patient and disciplined as you would expect. As the Shareholder Letter at the front of this report discusses, we are confident in our ability to achieve better-than-average returns over the next five years given the quality of what we own, the capability of our management partners, the discount at which our businesses sell, and the liquidity to add several more compounders to the mix.

Partners Fund - PERFORMANCE HISTORY

AVERAGE ANNUAL RETURNS
for the periods ended March 31, 2010

	Partners	S&P 500	Inflation
	Fund	Index	Plus 10%

Year-to-Date	6.89%	5.39%	2.73%
One Year	67.71	49.77	12.28
Five Years	0.57	1.92	12.39
Ten Years	6.60	(0.65)	12.42
Twenty Years	11.09	8.66	12.66
Since Public Offering 4-8-87	11.10	8.69	12.94

Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The S&P 500 Index is shown with all dividends and distributions reinvested. In 1987, the reinvested S&P 500 Index was available at month-end only; therefore, the index value at 3-31-87 was used to calculate performance since public offering. This index is unmanaged and is not hedged for foreign currency risk. Historic numbers include periods when the Fund used currency hedging as a routine investment strategy, which ceased between the third quarter 2009 and early 2010. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call (800)445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

Partners Fund – PORTFOLIO SUMMARY

TABLE OF PORTFOLIO HOLDINGS
at March 31, 2010

		Net
		Assets

Common Stock		83.4%
DIRECTV	9.6
Dell Inc.	7.6
Chesapeake Energy Corporation	7.2
The Walt Disney Corporation	7.1
Yum! Brands, Inc.	6.2
Pioneer Natural Resources Company	5.8
The NipponKoa Insurance Company, Ltd.	4.7
Liberty Media Holding Corporation – Interactive	4.7
Cemex S.A.B. de C.V. ADS	4.6
Koninklijke Philips Electronics N.V.	4.2
Aon Corporation	4.0
FedEx Corporation	3.2
InterContinental Hotels Group PLC	2.8
Level 3 Communications, Inc.	2.7
The Bank of New York Mellon Corporation	2.7
Marriott International, Inc.	2.7
Telephone and Data Systems, Inc.	2.6
Willis Group Holdings Public Limited Company	1.0
Corporate Bonds		1.6
Level 3 Communications, Inc.	1.6
Cash Reserves		15.1
Other Assets and Liabilities, net		(0.1)

		100.0%

PORTFOLIO CHANGES
January 1, 2010 through March 31, 2010

New Holdings	Eliminations

InterContinental Hotels Group PLC ADR	Berkshire Hathaway Inc.

Partners Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2010 (Unaudited)

Shares			Value
Common Stock 83.4%
		Broadcasting and Cable 9.6%
23,883,238	*	DIRECTV – Class A(d)	$807,492,277

		Construction Materials 4.6%
38,092,000	*	Cemex S.A.B. de C.V. ADS (Foreign)	388,919,320

		Entertainment 7.1%
17,035,082		The Walt Disney Corporation	594,694,712

		Financial Services 2.7%
7,387,000		The Bank of New York Mellon Corporation	228,110,560

		Hotels 5.5%
14,913,894		InterContinental Hotels Group PLC (Foreign)(b)	233,560,067
151,495		InterContinental Hotels Group PLC ADR (Foreign)(b)	2,369,382
7,117,767		Marriott International, Inc.(d)	224,352,016

			460,281,465

		Insurance Brokerage 5.0%
7,826,299		Aon Corporation	334,261,230
2,800,000		Willis Group Holdings Public Limited Company (Foreign) (Formerly Willis Group Holdings Limited)	87,612,000

			421,873,230

		Internet and Catalog Retail 4.7%
25,630,943	*	Liberty Media Holding Corporation – Interactive Series A	392,409,737

		Multi-Industry 4.2%
7,649,618		Koninklijke (Royal) Philips Electronics N.V. (Foreign)	245,282,060
3,406,731		Koninklijke (Royal) Philips Electronics N.V. ADR (Foreign)	109,083,527

			354,365,587

		Natural Resources 13.0%
25,596,576		Chesapeake Energy Corporation	605,103,057
8,657,900		Pioneer Natural Resources Company(b)	487,612,928

			1,092,715,985

		Property & Casualty Insurance 4.7%
63,701,000		The NipponKoa Insurance Company, Ltd. (Foreign)(b)	394,511,488

		Restaurants 6.2%
13,577,286		Yum! Brands, Inc.	520,417,372

		Technology 7.6%
42,430,665	*	Dell Inc.	636,884,282

Partners Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2010 (Unaudited)

Shares			Value

		Telecommunications 5.3%
142,006,754	*	Level 3 Communications, Inc.(b)	$230,050,941
1,530,800		Telephone and Data Systems, Inc.	51,817,580
5,666,200		Telephone and Data Systems, Inc. – Special	169,079,408

			450,947,929

		Transportation 3.2%
2,930,629		FedEx Corporation	273,720,748

		Total Common Stocks (Cost $5,907,900,354)	7,017,344,692

Principal
Amount
Corporate Bonds 1.6%

		Telecommunications 1.6%
100,062,000		Level 3 Communications, Inc., 15% Convertible Senior Notes due 1-15-13(b)(c) (Cost $100,062,000)	133,707,848

Principal
Amount

Short-Term Obligations 15.1%
322,472,000	Repurchase Agreement with State Street Bank, 0.0% due 4-1-10, Repurchase price $322,472,000 (Collateral: $328,050,000 U.S. Treasury Bonds, 0.43% – 3.12%, due 1-31-11 to 3-31-16, Value $328,922,675)	322,472,000
950,000,000	U.S. Treasury Bills, 0.091% – 0.122%, due 4-8-10 to 4-29-10	949,933,050

	Total Short-Term Obligations (Cost $1,272,422,611)	1,272,405,050

Total Investments (Cost $7,280,384,965)(a)	100.1%	8,423,457,590
Other Assets and Liabilities, Net	(0.1)	(7,441,525)

Net Assets	100.0%	$8,416,016,065

Net asset value per share		$25.75

*  Non-income producing security.

(a)	Aggregate cost for federal income tax purposes is $7,301,345,501. Net unrealized appreciation of $1,143,072,625 consists of unrealized appreciation and depreciation of $2,048,318,192 and $(905,245,567), respectively.

(b)	Affiliated issuer, as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer).

(c)	Illiquid and board valued.

(d)	All or a portion designated as collateral for option contracts.

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 17% of net assets.

Small-Cap Fund
MANAGEMENT DISCUSSION

Longleaf Partners Small-Cap Fund rose 10.9% in the first quarter, outperforming the Russell 2000 Index’s 8.9% return as well as our absolute annual goal of inflation plus 10%. These results added to the long-term cumulative performance of the Fund.

	Cumulative Returns at March 31, 2010
	Inception	20 Year	15 Year	10 Year

Small-Cap Fund	717.4%	607.6%	455.4%	157.4%
Russell 2000 Index	489.7	453.1	218.0	43.6
Inflation plus 10%	1182.9	984.4	481.1	222.5

Please see page 14 for additional performance information.

Most names in the portfolio rose over the last three months, and several that had done well in 2009 continued their rally. Following a 372% return last year, Dillard’s gained 28% in the first quarter after reporting both strong free cash flow and margins to finish 2009. During the first quarter of 2010, the top-line began to show signs of stabilizing and even growing, and the company should deliver very strong free cash flow again in 2010. DineEquity is seeing the results of its Applebee’s turnaround effort after cutting labor costs and other operational changes. The company has no debt due for three years and has been purchasing its obligations at double-digit discounts to par. Once credit becomes more available, management will pursue its plan to sell owned stores to franchisees. The stock rose over 60% over the last three months after a gain of 110% in 2009. Pioneer Natural Resources, another large contributor, gained 17% over the last three months following an almost 200% rally in 2009. Management has worked with the board, including the three independent directors whom Southeastern nominated last year, to take steps to grow and realize the value of the company’s valuable oil and gas assets. The company’s strong position in the Eagle Ford Shale has gained attention as drilling results are proving progressively better, and comparable land is selling well above Pioneer’s cost. FICO rose 19% in the quarter with anticipation of increased credit card offerings that will grow demand for FICO scores. The company’s entrenched market share dominance in both credit scoring and fraud detection provides a competitive edge. FICO has over $200 million in excess cash. Management has taken advantage of the discounted stock price by aggressively repurchasing shares at double-digit annualized rates. Worthington reported better earnings than expected as steel demand began to recover and the company’s efforts to improve margins showed results. The stock gained 33% in the quarter.

A few portfolio holdings declined slightly over the last three months, though our appraisals of each were stable or grew. Everest Re, the reinsurer, declined 5%. The company increased claims reserves slightly and announced that the Chilean earthquake and European wind storms would collectively cost approximately one quarter of

Small-Cap Fund
MANAGEMENT DISCUSSION

earnings. As long-term owners we applaud management’s focus on building value. Over the last year they made significant share repurchases at big discounts, underwrote profitably, increased gross premiums at a double-digit rate, and grew book value almost 30%. Texas Industries lost 2% as this cement company with assets concentrated in Texas and California reported declines in tons shipped and pricing versus a year ago. Additionally, stimulus funding may not impact the industry’s revenues this year as has been anticipated. The short-term challenges are reflected in both our appraisal and the stock price, and over the long term the company will benefit as economic growth and the resulting construction return. Fairfax pulled back 4%. Earnings were as expected, and the company issued modest equity as part of its Zenith acquisition. We believe that this purchase will be a long-term benefit for the company. While issuing undervalued shares is not our preference, when netted against Fairfax’s buybacks in the fourth quarter, the issuance was minimal and helped the company maintain stable ratings while making a solid acquisition.

During the quarter we sold First American and Discovery when each approached our appraisal, earning 50% and over 110% respectively over our holding periods. We were able to buy First American (the second time we have owned it) as the housing bubble imploded, hurting the title industry. Management announced a plan to split the title insurer from the data company, which helped close the gap between price and value once the housing market became more stable. Discovery continued to impress throughout the recession, improving programming and attracting ad revenues. We are grateful to David Zaslav and his team for their commitment to building value and ultimately getting it recognized. We purchased one new name during the quarter, Sealed Air, which is a packaging company serving the meat industry, industrial customers, and other specialized needs. The company has competitive advantages in its FDA approvals and integration of equipment into customers’ manufacturing. Management consists of owner-operators with a proven history of returning capital to shareholders. The company’s costs have declined. Expected growth in the specialty and food solutions segments as well as in emerging markets should result in strong value growth at Sealed Air.

We believe the Small-Cap Fund is positioned for continued good performance over the next several years. The P/V is in the low-60%s, and the businesses we own have competitive advantages and/or valuable assets with capable management partners stewarding them. We have enough liquidity to buy an additional position and have one on-deck name that we would like to purchase. We thank you for your patience when things appeared dismal a year ago. We are glad that the Fund’s return over the last twelve months has begun to reward your support.

Small-Cap Fund - PERFORMANCE HISTORY

AVERAGE ANNUAL RETURNS
for the periods ended March 31, 2010

	Small-Cap	Russell 2000	Inflation
	Fund	Index	Plus 10%

Year-to-Date	10.93%	8.85%	2.73%
One Year	79.29	62.76	12.98
Five Years	4.84	3.36	12.39
Ten Years	9.92	3.68	12.42
Twenty Years	10.28	8.93	12.66
Since Public Offering 2-21-89	10.47	8.77	12.85

Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The Russell 2000 Index is shown with all dividends and distributions reinvested. This index is unmanaged and is not hedged for foreign currency risk. Historic numbers include periods when the Fund used currency hedging as a routine investment strategy, which ceased between the third quarter 2009 and early 2010. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call (800)445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

Small-Cap Fund - PORTFOLIO SUMMARY

TABLE OF PORTFOLIO HOLDINGS
at March 31, 2010

		Net
		Assets

Common Stock		93.2%
tw telecom inc.	9.9
Pioneer Natural Resources Company	7.9
Fair Isaac Corporation	6.8
Fairfax Financial Holdings Limited	6.7
Dillard’s Inc.	6.1
Service Corporation International	4.9
Wendy’s/Arby’s Group, Inc.	4.6
The Washington Post Company	4.6
Texas Industries, Inc.	4.5
DineEquity, Inc.	4.4
Worthington Industries, Inc.	4.2
Olympus Corporation	4.0
Everest Re Group, Ltd.	4.0
Markel Corporation	4.0
Willis Group Holdings Public Limited Company	3.9
Potlatch Corporation	3.7
Ruddick Corporation	3.6
Level 3 Communications, Inc.	3.1
Sealed Air Corporation	2.3
Cash Reserves		4.8
Other Assets and Liabilities, net		2.0

		100.0%

PORTFOLIO CHANGES
January 1, 2010 through March 31, 2010

New Holdings	Eliminations
Sealed Air Corporation	Discovery Communications, Inc. – Class C
The First American Corporation

Small-Cap Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2010 (Unaudited)

Shares			Value
Common Stock 93.2%
		Construction Materials 4.5%
3,590,320		Texas Industries, Inc.(b)	$122,681,234

		Education & Media 4.6%
279,517		The Washington Post Company – Class B	124,155,861

		Funeral Services 4.9%
14,447,000		Service Corporation International(b)	132,623,460

		Grocery – Retail 3.6%
3,107,459		Ruddick Corporation(b)	98,320,003

		Information Technology 6.8%
7,216,400		Fair Isaac Corporation(b)	182,863,576

		Insurance Brokerage 3.9%
3,398,000		Willis Group Holdings Public Limited Company (Foreign)	106,323,420

		Manufacturing 6.5%
2,923,959		Sealed Air Corporation	61,637,056
6,581,000		Worthington Industries, Inc.(b)	113,785,490

			175,422,546

		Medical and Photo Equipment 4.0%
3,408,000		Olympus Corporation (Foreign)	109,359,290

		Natural Resources 11.6%
3,794,000		Pioneer Natural Resources Company	213,678,080
2,887,000		Potlatch Corporation(b)	101,160,480

			314,838,560

		Property & Casualty Insurance 14.7%
1,335,000		Everest Re Group, Ltd. (Foreign)	108,041,550
480,000		Fairfax Financial Holdings Limited (Foreign)	180,487,373
288,000	*	Markel Corporation	107,902,080

			396,431,003

		Restaurants 9.0%
2,978,100	*	DineEquity, Inc.(b)	117,724,293
25,136,597		Wendy’s/Arby’s Group, Inc.(b)	125,682,985

			243,407,278

		Retail 6.1%
6,995,748		Dillards, Inc. – Class A(b)	165,099,653

Small-Cap Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2010 (Unaudited)

Shares			Value

		Telecommunications 13.0%
52,451,000	*	Level 3 Communications, Inc.	$84,970,620
14,732,670	*	tw telecom inc.(b)	267,397,960

			352,368,580

		Total Common Stocks (Cost $2,340,382,506)	2,523,894,464

Principal
Amount
Short-Term Obligations 4.8%
131,270,000	Repurchase Agreement with State Street Bank, 0.0% due 4-1-10, Repurchase price $131,270,000 (Collateral: $136,180,000 U.S. Treasury Bonds, 3.12% – 3.36%, due 3-31-16 to 11-30-16, Value $133,895,925)	131,270,000

Total Investments (Cost $2,471,652,506)(a)	98.0%	2,655,164,464
Other Assets and Liabilities, Net	2.0	53,529,030

Net Assets	100.0%	$2,708,693,494

Net asset value per share		$24.15

*  Non-income producing security.

(a)	Aggregate cost for federal tax purposes is $2,473,571,208. Net unrealized appreciation of $183,511,958 consists of unrealized appreciation and depreciation of $516,245,869 and $(332,733,911), respectively.

(b)	Affiliated issuer, as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer).

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 19% of net assets.

International Fund
MANAGEMENT DISCUSSION

Longleaf Partners International Fund gained 2.1% in the first quarter, beating the EAFE Index’s return of 0.9% and continuing the Fund’s long-term outperformance as shown below. Over the last year the International Fund significantly outperformed our absolute annual return goal of inflation plus 10%, gaining 48.3%.

	Cumulative Returns through
	March 31, 2010
	Inception	10 Year

International Fund	184.2%	105.3%
EAFE Index	57.3	13.5
Inflation plus 10%	288.1	222.5

Please see page 20 for additional performance information.

We took advantage of market volatility in the quarter to further improve the qualitative positioning of the portfolio. As prices came down in January and February, we added to the heavily discounted holding in Cemex and filled out positions in Hochtief and Seven Bank. We trimmed positions in Fairfax, Philips, Willis, and Yum! Brands as prices appreciated in early January and again in late March. We also sold Daiwa and Linde in the quarter. Although Daiwa remained cheap, our value became permanently impaired as management raised a significant amount of capital last year and made plans to invest $1 billion into its inferior investment banking business. Linde remains a great business and was a solid value compounder, but after gaining 40% since our purchase in early 2009, our discipline dictated that we sell the position as it reached our appraisal.

Our investments in NipponKoa and Sompo merged April 1st to become NKSJ Holdings Inc. Combined, the two companies were the largest contributor to performance in the quarter. We remain in discussions with management to ensure they will take the right steps to reduce costs and improve profitability of the new company. Willis rose 20%, reporting a great quarter with improved margins, organic top line growth, and impressive net new business. With the integration of Hilb Rogal now complete, the North American business realized significant synergies and cost savings. Japan Petroleum, up 15% in the quarter, introduced a new pricing formula that incorporates fluctuating natural gas prices and should help improve domestic gas margins. Interestingly, the primary drivers of relative underperformance in 2009, our Japanese holdings and insurance-related stocks, have proven to be among the biggest contributors to first quarter performance in 2010. NKSJ, Willis, and Japex each still trades at or below 61% of our conservative appraisals, signifying a considerable margin of safety and potential for material upside from here.

Although most positions contributed positively in the quarter, Cemex, Genting, and ACS detracted from performance. Cemex fell 14%. The company reported

International Fund
MANAGEMENT DISCUSSION

disappointing earnings, and stimulus funding may not impact the industry’s revenues this year as had been anticipated. Non-residential construction in the U.S., one of Cemex’s primary markets, continues to decline. These short-term challenges are reflected in both our appraisal and the stock price. Meanwhile, the company remains a dominant provider in the global cement business and has incredible assets in its aggregates division. Debt obligations are manageable, and our management partners are proven owner-operators. When infrastructure spending and real estate development pick up, Cemex’s value should rise at a fast pace given the operating and financial leverage in the business. The share price for Genting Singapore declined 10% in the quarter, as its duopoly competitor, Las Vegas Sands, approached a late April opening. Genting’s newly opened Singapore casinos were crowded in the first few months of operations, as visitor arrivals to Singapore were up nearly 20% year over year in January, and the Universal Studios theme park opened in late March. The Malaysian casinos continued to do well, increasing revenues and EBITDA margins in the quarter. Genting’s value rose in the quarter. ACS is discarded by the market as a Spanish construction company, yet construction represents only 15% of its business, with the majority in higher margin civil infrastructure projects. Although there has been short-term noise over delayed Spanish infrastructure spending, it is a matter of when — not if — the government will go forward with these necessary projects. In the meantime, ACS has increasingly expanded its infrastructure projects overseas, giving the business a good outlook for 2010. Management has taken advantage of the price decline to increase value by buying in cheap shares.

We continue to find new opportunities in Europe and Asia to partner with great management teams at competitively entrenched, top class businesses that we believe are temporarily trading at a discount. Subsequent to quarter end, we have initiated two new positions. The portfolio is fully invested and trades at a P/V ratio in the low-60%s, with only one name selling above 82% of appraisal. Our ability to benefit from the growth in emerging markets remains part of the appeal in the Fund’s portfolio. Many investors do not realize that a number of our well-run, dominant, competitively entrenched businesses contain significant top line exposure to emerging markets. We like having our capital in companies that can participate in economic growth but that also meet our qualitative and quantitative criteria without some of the associated price and governance risks that exist in those geographies. As discussed in the shareholder letter at the beginning of this report, we think the quality of the holdings in our portfolio is the highest in the Fund’s history. Our appraisals use current results, which are still depressed relative to historic levels, as a baseline, thus making valuations conservative. We expect significant value growth from here, improving the quantitative positioning of the portfolio even further.

International Fund - PERFORMANCE HISTORY

AVERAGE ANNUAL RETURNS
for the periods ended March 31, 2010

	International	EAFE	Inflation
	Fund	Index	Plus 10%

Year-to-Date	2.05%	0.87%	2.73%
One Year	48.30	54.44	12.28
Five Years	2.49	3.75	12.39
Ten Years	7.46	1.27	12.42
Since Public Offering 10-26-98	9.57	4.05	12.60

Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The EAFE Index is shown with all dividends and distributions reinvested. Because the EAFE was available only at month-end in 1998, we used the 10-31-98 value for performance since inception. This index is unmanaged and is not hedged for foreign currency risk. Historic numbers include periods when the Fund used currency hedging as a routine investment strategy, which ceased between the third quarter 2009 and early 2010. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call (800)445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

International Fund - PORTFOLIO SUMMARY

TABLE OF PORTFOLIO HOLDINGS
at March 31, 2010

		Net
		Assets

Common Stock		95.5%
The NipponKoa Insurance Company, Ltd.	8.3
Fairfax Financial Holdings Limited	8.1
Accor S.A.	7.9
Cheung Kong Holdings Limited	7.8
ACS, Actividades de Construccion Y Servicios, S.A.	6.4
Genting Berhad	6.0
Hochtief AG	5.0
Yum! Brands, Inc.	4.9
Olympus Corporation	4.8
Willis Group Holdings Public Limited Company	4.8
Dell Inc.	4.8
Cemex S.A.B. de C.V. ADS	4.6
Sompo Japanese Insurance Company Inc.	4.4
Japan Petroleum Exploration Co., Ltd.	4.3
Seven Bank, Ltd.	4.2
Koninklijke Philips Electronics N.V. ADR	3.7
Diageo plc	2.9
Benesse Holdings Inc.	2.6
Cash Reserves		3.3
Other Assets and Liabilities, net		1.2

		100.0%

PORTFOLIO CHANGES
January 1, 2010 through March 31, 2010

New Holdings	Eliminations

None	Daiwa Securities Group, Inc.
Linde AG

International Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2010 (Unaudited)

Shares			Value
Common Stock 95.5%

		Beverages 2.9%
3,742,000		Diageo plc (United Kingdom)	$62,803,920

		Construction 5.0%
1,268,000		Hochtief AG (Germany)	106,560,091

		Construction Materials 4.6%
9,664,000	*	Cemex S.A.B. de C.V. ADS (Mexico)	98,669,440

		Education 2.6%
1,278,000		Benesse Holdings, Inc. (Japan)	55,363,140

		Financial Services 4.2%
45,148		Seven Bank, Ltd. (Japan)	90,788,576

		Hospitality Services 13.9%
3,064,500		Accor S.A. (France)	169,537,157
63,066,000		Genting Berhad (Malaysia)(b)	127,601,349

			297,138,506

		Insurance Brokerages 4.8%
3,298,000		Willis Group Holdings Public Limited Company (Ireland)	103,194,420

		Medical and Photo Equipment 4.8%
3,218,500		Olympus Corporation (Japan)	103,278,425

		Multi-Industry 17.9%
2,995,353		ACS, Actividades de Construccion Y Servicios, S.A. (Spain)	138,201,003
12,893,000		Cheung Kong Holdings Limited (Hong Kong)	166,055,962
2,471,000		Koninklijke (Royal) Philips Electronics N.V. ADR (Netherlands)	79,121,420

			383,378,385

		Natural Resources 4.3%
1,816,900		Japan Petroleum Exploration Co., Ltd. (Japan)	92,117,938

		Property & Casualty Insurance 20.8%
463,000		Fairfax Financial Holdings Limited (Canada)	174,095,112
28,556,000		The NipponKoa Insurance Company, Ltd. (Japan)	176,852,326
13,995,000		Sompo Japanese Insurance Company Inc. (Japan)	95,206,118

			446,153,556

		Restaurants 4.9%
2,744,000		Yum! Brands, Inc. (United States)	105,177,520

International Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2010 (Unaudited)

Shares			Value

		Technology 4.8%
6,832,800	*	Dell Inc. (United States)	$102,560,328

		Total Common Stocks (Cost $1,827,938,481)	2,047,184,245

Principal
Amount
Short-Term Obligations 3.3%

72,146,000	Repurchase Agreement with State Street Bank, 0.0% due 4-1-10, Repurchase price $72,146,000 (Collateral: $73,225,000 U.S. Treasury Bonds, 0.43% due 1-31-11, Value $73,591,125)	72,146,000

Total Investments (Cost $1,900,084,481)(a)	98.8%	2,119,330,245
Other Assets and Liabilities, Net	1.2	25,417,606

Net Assets	100.0%	$2,144,747,851

Net asset value per share		$13.94

*  Non-income producing security.

(a)	Aggregate cost for federal income tax purposes is $1,900,474,071. Net unrealized appreciation of $219,245,764 consists of unrealized appreciation and depreciation of $437,659,326 and $(218,413,562), respectively.

(b)	A portion designated as collateral for forward currency contracts.

Note:	Country listed in parenthesis after each company indicates location of headquarters.

COUNTRY WEIGHTINGS

	Equity	Net
	Only	Assets

Japan	30.0%	28.6%
United States	10.2	9.7
Canada	8.5	8.1
France	8.3	7.9
Hong Kong	8.1	7.8
Spain	6.7	6.4
Malaysia	6.2	6.0
Germany	5.2	5.0
Ireland	5.0	4.8
Mexico	4.8	4.6
Netherlands	3.9	3.7
United Kingdom	3.1	2.9

	100.0%	95.5

Cash, other assets and liabilities, net		4.5

		100.0%

Intentionally Left Blank

Longleaf Partners Funds
FUND INFORMATION

The following additional information may be obtained without charge, upon request, by calling (800) 445-9469, Option 1, or on the Funds’ website at www.longleafpartners.com, or on the SEC’s website at www.sec.gov.

Proxy Voting Policies and Procedures

A description of Longleaf’s Proxy Voting Policies and Procedures is included in the Statement of Additional Information (SAI).

Proxy Voting Record

Information regarding how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is contained in Form N-PX.

Quarterly Portfolio Holdings

Longleaf files a complete schedule of portfolio holdings for the first and third quarters of each fiscal year on Form N-Q, which is available on the SEC’s website, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. (please call (800) SEC-0330 for information on the operation of the Public Reference Room).

In addition to Form N-Q, Longleaf publishes reports for each fiscal quarter. These reports include complete schedules of portfolio holdings, as well as performance updates and management discussion. We furnish Longleaf’s Quarterly Reports in lieu of Form N-Q to shareholders who request information about our first and third quarter portfolio holdings, and Semi-Annual and Annual Reports for requests related to the second and fourth quarters, respectively.

Fund Trustees

Additional information about Fund Trustees is included in the Statement of Additional Information (SAI).

Intentionally Left Blank

Longleaf Partners Funds
SERVICE DIRECTORY

Contact us at www.longleafpartners.com or
(800) 445-9469

FUND INFORMATION	OPTION 1
To request a Prospectus, Statement of Additional Information (including Longleaf’s Proxy Voting Policies and Procedures), financial report, application or other Fund information from 8:00 a.m. to 8:00 p.m. Eastern time, Monday through Friday.

DAILY FUND PRICES	OPTION 2
For automated reporting 24 hours a day, seven days a week.

ACCOUNT INFORMATION	OPTION 3
For account balance and transaction activity, 24 hours a day, seven days a week. Please have your Fund number (see below) and account number ready to access your investment information.

SHAREHOLDER INQUIRIES	OPTION 0
To request action on your existing account from 9:00 a.m. to 6:00 p.m. Eastern time, Monday through Friday.

CORRESPONDENCE

By regular mail:	By express mail or overnight courier:
Longleaf Partners Funds	Longleaf Partners Funds
P.O. Box 9694	c/o PNC Global Investment Servicing
Providence, RI 02940-9694	101 Sabin Street
Pawtucket, RI 02860
(508) 871-8800

PUBLISHED DAILY PRICE QUOTATIONS
Daily net asset value per share of each Fund is reported in mutual fund quotations tables of major newspapers in alphabetical order under the bold heading Longleaf Partners as follows:

			Transfer Agent	Status to
Abbreviation	Symbol	Cusip	Fund Number	New Investors
Partners	LLPFX	543069108	133	Open
Sm-Cap	LLSCX	543069207	134	Closed 7-31-97
Intl	LLINX	543069405	136	Open

Longleaf Partners Funds®
c/o PNC Global Investment Servicing
P.O. Box 9694
Providence, RI 02940-9694
(800) 445-9469
www.longleafpartners.com